

Mail Stop 7010

November 30, 2007

Mr. John G. Robertson, President
Teryl Resources Corp.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

> **Re: Teryl Resources Corp.**
> **Form 20-F**
> **Filed October 22, 2007**
> **File No. 000-31076**

Dear Mr. Robertson:

We have reviewed your filing and have the following comments. We have not completed the petroleum engineering review. Once we complete the review, we may send additional comments under a separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed October 22, 2007

General

1.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears in more than one place in the document, provide in your response letter page references to all responsive disclosures.

Risk Factors, page 11

2. Please revise your captions to discuss the risk described in the text as well as the facts giving rise to the risk. The following is a non-exhaustive list of captions that require revision:

    - "Financing Risks" on page 11
    - "Significant Losses for the Foreseeable Future" on page 12
    - "Potential lack of attractive investment targets" on page 12
    - "Other Factors" on page 12
    - "Conflicts of Interest" on page 12
    - "Exploration and Development Risks" page 14
    - "Estimates of Mineral Deposits" page 14
    - "Mineral Prices" page 14;
    - "Title Opinions" page 15
    - "Regulatory Approvals" page 15
    - "Third Party Reliance" page 16
    - "A limited number of shareholders will collectively continue to own a majority of our common shares" page 17
    - "You should not expect to receive dividends" page 17

3. Please eliminate language that mitigates or qualifies the risk you describe. For example, revise the statements beginning with "however," "while," and "although," and remove clauses such as "there is no assurance," "no assurance can be given," and "cannot be certain."

4. Please remove the risk factor entitled "U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers" on page 13, as it replicates word for word the preceding risk factor.

5. Please discuss the risks associated with the seasonality of your business. In this regard, we note the discussion on page 21 indicating that your operations may be limited to certain months of the year.

Conflict of Interest, page 12

6. Please revise to discuss in more specific terms the relationships that may results in conflicts of interest. For example, we note your disclosure on page 58 where you discuss Mr. John Robertson's association with companies that share office space and staff with you.

Information on the Company, page 17

Description of the Markets in Which the Company competes, page 21

7.   The statement, "This is no longer applicable due to the discontinuance of the business operations of our wholly-owned subsidiary," is unclear. Please clarify.

Organization Structure, page 23

8.   Please revise the first paragraph under the caption to clarify your association with Teryl, Inc.

Mineral Properties, page 23

Gil Property, page 23

Exploration and Development during the past 3 years, page 27

9.   Please tell us the reasons why you did not incur any expenditures relating to this property during the fiscal year 2007. We may have further comments.

10.   Please update the information as necessary. In this regard, we note several references to plans to conduct studies or work to continue through 2006. Please disclose the status of such studies or work.

Operating and Financial Review and Prospects, page 46

Overview, page 46

11.   Please revise to make clear that the revenues generated from your oil and natural gas participations are minimal. In this regard, we refer you to your disclosure under the risk factor entitled "Oil and gas price fluctuations in the market may harm results of our operations" on page 15.

Operating Results, page 47

12.   Please revise to provide meaningful disclosure. This section should not be a mere recitation of line item amounts presented in your financial statements. You should discuss the underlying reasons for any material changes in your results from year to year. When you attribute a change to more than one factor, quantify the contributions of each factor. For example, you state that you incurred a net loss of $465,540 in fiscal 2007, while your net loss for 2006 was $430,646. Please briefly discuss the reasons for the increase in net loss.

13.	Ensure that the comparison of results addresses the same type of results from year to year as well as all the material results. We note that the discussion of results for the fiscal year ended May 31, 2007 compared to fiscal year ended May 31, 2006 and for the fiscal year ended May 31, 2007 compared to fiscal year ended May 31, 2006 to fiscal year ended May 31, 2005 addresses different types of results. While in the former, you discuss net loss, in the latter, you discuss revenues from oil and gas.

Liquidity and Capital Resources, page 48

14.	We note the statement, "We anticipate that our cash requirements for the fiscal year ending May 31, 2008 will remain consistent with those for the fiscal year ended May 31, 2007." Please expand to explain the reasons for believing the capital requirement will remain consistent. To the extent known, discuss any material plans for spending cash.

Directors and Senior Management, page 52

15.	Please disclose the percentage of time Mr. John Robertson and Ms. Monique van Oord devote to your business.

16.	Please specify when Mr. John Robertson became associated with the private companies listed in the last sentence of his biographical sketch.

Related Party Transactions, page 58

17.	We note that Mr. John Robertson is president of Reg Technologies, Inc. and chief executive officer and president of REGI U.S. and that you share office space and staff with both companies. Discuss how Mr. Roberts allocates his time between your business and the business of those companies.

Documents in Display, page 70

18.	Please revise the address of the SEC's public reference room, which is located at 100 F Street, N.E., Washington, D.C. 20549.

Quantitative and Qualitative Disclosures about Market Risk, page 71

19.	If applicable, please provide the information required by Item 11 of Form 20-F.

Item 15. Controls and Procedures, page 72

20.	We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

21.   Please revise your disclosure regarding changes in internal control over financial reporting to identify "any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See paragraph (d) of Item 15 of Form 20-F.

Item 16C. Principal Accountant Fees and Services, page 74

22.   Please revise your disclosure to describe the nature of the services comprising the fees disclosed under audit-related fees, tax fees, and all other fees. Refer to paragraphs (b) through (d) of Item 16C of Form 20-F.

23.   Please revise your disclosure to include the audit committee's pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

24.   Please revise your disclosure to include the percentage of services described in each of paragraphs (b) through (d) of Item 16C that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Note 14. Differences Between Canadian and United States Generally Accepted Accounting Principles

25.   Please revise to provide a clear correlation of the individual US GAAP adjustments to the related notes to such adjustments.

26.   We note that within the tables reconciling Canadian GAAP to US GAAP you include items identified as 'Oil and Gas Well Interests' and 'Amortization of Oil and Gas Interests'. Please expand your disclosure to describe the nature of these adjustments, and identify the US and Canadian GAAP literature that results in the difference.

27.   Your disclosure on page 50 indicates that cash flows relating to mineral property exploration costs are reported as investing activities under Canadian GAAP and operating activities under US GAAP. However, you have not included the related US GAAP adjustment in your US GAAP cash flow presentation. Please revise or advise.

Exhibits 12.1 and 12.2

28.   In a March 4, 2005 Staff Alert entitled <u>Annual Report Reminders</u>, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 19 of Form 20-F. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Mining Engineering Comments

General

29.   We note that your website refers to the Gil Claims which you state contain 10,000,000 tons of 0.04 opt gold without using appropriate terminology such as "reserves," "resources," "proven," "probable," "measured," "indicated," and "inferred." Only those measures of reserves set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X are permitted in filings with the SEC. If you continue to make references on your web site to measures other than those recognized by or allowed in your instance by the SEC, please accompany such disclosure with the following cautionary language:

> **Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," and "inferred," that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20 - F   , File No. 000-310076. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.**

Gil Mineral Claims, West Ridge Claims, and Fish Creek Claims, page 19

30.   We note your disclosure in this section, refers to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization because of its proximity to these mines and properties. Please describe only geology,

history, or exploration results that are directly related to the properties that your company has the right to explore or mine and remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company's properties. Please focus the disclosure solely to your company's property.

Gold Hill Claims, page 20

31.   We note that you refer to parts per billion at the bottom of this page and elsewhere in your filing. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Mineral Resources and Mineral Reserve Estimates, page 30

32.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Since your disclosure is not in compliance with NI 43-101, please remove this disclosure of a drill indicated resource and the related estimates from the filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
       M. Wojciechowski
       G. Schuler
       C. Moncada-Terry

       <u>Via Facsimile</u>

       Suzanne Gradl
       604-448-1711